April 12, 2012

VIA EDGAR

Mr. Jeffrey Foor

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	ING Variable Products Trust

SEC File Nos. 033-73140; 811-08220

Dear Mr. Foor:

This letter responds to comments provided to Kim Springer and Jay Stamper on or about April 5, 2012, for Post-Effective Amendment No. 46 filed on or about February 10, 2012, to the Registration Statement on Form N-1A for ING Variable Products Trust (“Registrant”). Our summary of the comments and our responses thereto are provided below.

In addition, attached is the requested Tandy Letter (Attachment A).

GENERAL COMMENTS

Summary Section – Fees and Expenses of the Portfolio

1.

Comment:         The Staff requested that the Registrant only reflect fee waivers or reimbursements, and include the related footnote, if such waiver will impact the total annual operating expenses presented in the table. See Instruction 3(e) to Item 3 of Form N-1A.

Response:         The Registrant confirms that the fee waivers or reimbursements, and related footnotes, will only be included in accordance with Instruction 3(e) to Item 3 of Form N-1A.

2.

Comment:         The Staff has requested confirmation that the expenses associated with investments in other investment companies and exchange-traded funds are reflected in the line item for Acquired Fund Fees and Expenses or were considered in determining that the line item was not required. See Instruction 3(f)(i) to Item 3 of Form N-1A.

Response:         The Registrant confirms that the line item “Acquired Fund Fees and Expenses” has been included for those Portfolios whose investment in other investment companies and exchange-traded funds exceeded 0.01% of average net assets of a Portfolio in accordance with Instruction 3(f)(i) to Item 3 of Form N-1A.

Mr. Jeffrey Foor

U.S. Securities and Exchange Commission

April 12, 2012

Summary Section – Principal Investment Strategies

3.

Comment:         The Staff has requested confirmation that derivatives disclosure for each Portfolio describes the specific derivative instruments, and their related risks, that the Portfolio will use to achieve its investment objective. See Letter from Barry Miller to the ICI dated July 30, 2010.

Response:         The Registrant confirms that the principal investment strategies for those Portfolios that invest in derivatives reflect the purpose(s) of their use in the Portfolios’ principal investment strategies, and the Registrant confirms that the appropriate applicable related risks have also been included. The Registrant believes that these revisions are in accordance with the observations of the Staff made in the July 30, 2010 letter referenced above.

4.	Comment: The Staff has requested confirmation that the Trust will comply with the requirement to file an interactive data file as prescribed by General Instruction C.3(g) to Form N-1A.

Response:         The Registrant will make the required XBRL filings within 15 business days of the effective date of the Registration Statement.

Summary Section – Performance Information

5.	Comment: The Staff has requested that the Registrant disclose negative performance, utilizing a negative sign rather than enclosing the value in parenthesis. See Rule 421(d) under the 1933 Act.

Response:         The Registrant is taking this request under consideration but was not able to coordinate the different technologies in use for our content management system, accounting system, and XBRL.

6.	Comment: The Staff has requested that the Registrant clearly label the horizontal (“0”) axis. See Rule 421(d) under the 1933 Act.

Response:         The Registrant appreciates the Staff’s comment. The Registrant believes that the disclosure is clear that the information above the line is positive and the information below the line is negative. We will take the comment under consideration for future filings.

7.	Comment: The Staff has requested that the Registrant remove the Inception Date column. This information may be included in a parenthetical next to the name of each class.

Response:         The Registrant appreciates the comment, but believes that adding that disclosure as a parenthetical would make the tables confusing due to the formatting of the table.

Mr. Jeffrey Foor

U.S. Securities and Exchange Commission

April 12, 2012

Statutory Prospectus – General Comments

Statutory Prospectus – More Information About the Portfolio

8.

Comment:         The Staff has requested that the Registrant clearly identify in the narrative under “Additional Information About the Risks” that the risks presented are an expanded description of the Principal Risks summarized in the Portfolio summary.

Response:         The Registrant appreciates the Staff’s comment. Please see the third paragraph of the section “More Information About the Portfolios – Additional Information About the Risks” which states the following:

“The discussions below expand on the risks included in a Portfolio’s summary section of the Prospectus.”

9.	Comment: The Staff has requested that the Registrant state clearly that the Additional Risks are not Principal Risks to the Portfolio (otherwise summarize the risk in Item 4).

Response:         The Registrant appreciates the Staff’s comment. The Registrant has revised the “Additional Risks” section as requested which now states the following:

“The discussion below also includes risks that are not considered to be principal risks of a Portfolio, but are considered to be relevant to each Portfolio.”

10.

Comment:         The Staff has requested that the Registrant revise the risk disclosure to remove unnecessary duplications. In addition, since the as filed Additional Risk disclosure duplicates prior risk disclosure, please revise the narrative that states that the “Additional Risks” are not described in the Portfolio summaries.

Response:         The Registrant appreciates the Staff’s comment. The Registrant believes the risk disclosure for the Portfolios is clear and not duplicative. As for the request for the revision to the narrative, please see Registrant’s response to Comment 9.

General Comments – ING International Value Portfolio

11.

Comment:         The Staff has requested that the Registrant explain the term “cash equitization” in accordance with Plain English principles (i.e., link the term to the next two sentences explaining its meaning).

Response:         The Registrant has revised the disclosure as requested.

General Comments – ING MidCap Opportunities Portfolio

12.	Comment: The Staff has recognized a second contractual expense limitation arrangement that is subject to recoupment within the footnote to the fee table. The Staff has

Mr. Jeffrey Foor

U.S. Securities and Exchange Commission

April 12, 2012

requested the Registrant revise this disclosure to include that recoupment is permitted by the adviser only within three years.

Response:         The Registrant has revised the disclosure as requested.

13.

Comment:         The Staff has requested that the Registrant clarify the specific derivatives in which the Portfolio may invest and explain their purpose. Providing examples of the derivatives that may be used as “which include but are not limited to” does not provide an investor with sufficient information. See Letter from Barry Miller to the ICI dated July 30, 2010.

Response:         The Registrant has revised the disclosure to clarify the types of derivatives that may be used and their purpose as requested.

General Comments – Statutory Prospectus

14.

Comment:         The Staff has requested that the Registrant disclose in Item 9 (on page 13) the Portfolios to which the identified risks apply (i.e., provide a chart or list in a parenthetical next to each risk).

Response:         The Registrant appreciates the comment but believes that if the risks are reviewed with the disclosure in the principal investment strategies, it is clear which risks apply to which Portfolio. In addition, the third paragraph of the section entitled “Additional Information About the Portfolios’ Risks” in Item 9 states that the risks in Item 9 expand on the risks included in Item 4.

15.

Comment:         The Staff has requested that the Registrant confirm that all webpage references contain operable electronic links directly to the page where the relevant information appears. For example, the back cover page of the prospectus contains a link to www.inginvestment.com. That link should lead directly to the page where the SAI, annual and semi-annual reports may be obtained. See XBRL Adopting Release at p. 76 (Release No. 333-8998). Specifically, the adopting release describing this requirement states, “[t]he address is required to be specific enough to lead investors directly to the statutory prospectus and other required information, rather than to the home page or other section of the Web site on which the materials are posted. The Web site could be a central site with prominent links to each required document.” In your response letter, please confirm this link and all other webpage links operate in this way.

Response:         The Registrant appreciates the comment but believes that the XBRL Adopting Release (Release No. 333-8998) states that the direct link information must be contained only in the legend of the Summary Prospectuses. The Registrant confirms that the legend of all Summary Prospectuses contain the direct web address link for obtaining the statutory prospectuses and other required information.

Mr. Jeffrey Foor

U.S. Securities and Exchange Commission

April 12, 2012

Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2649.

Very truly yours,

/s/ Paul A. Caldarelli

Paul A. Caldarelli

Vice President and Senior Counsel

ING Investment Management – ING Funds

cc:	Huey P. Falgout, Jr., Esq.

ING Investment Management – ING Funds

Phillip H. Newman, Esq.

Goodwin Procter LLP

ATTACHMENT A

VIA EDGAR

Mr. Jeffrey Foor

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	ING Variable Products Trust

SEC File Nos. 033-73140; 811-08220

Dear Mr. Foor:

ING Variable Products Trust (the “Registrant”) is responsible for the adequacy and accuracy of the disclosure in this filing. Further, the Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing. Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2666. Thank you.

Regards,

/s/ Huey P. Falgout, Jr.

Huey P. Falgout, Jr.

Senior Vice President and Chief Counsel

ING Investment Management – ING Funds

Attachments

cc:	Philip H. Newman

Goodwin Procter LLP